Exhibit 99.1

Postmedia Obtains Interim Order and Announces Meeting Details in Connection with its Recapitalization Transaction

TORONTO--(BUSINESS WIRE)--August 5, 2016--Postmedia Network Canada Corp. (“PNCC” or the “Company”) announced today that the Ontario Superior Court of Justice (the “Court”) has issued an interim order (the “Interim Order”) authorizing, among other things, the holding of the following meetings (the “Meetings”): (i) a meeting (the “First Lien Noteholders’ Meeting”) of holders of the 8.25% senior secured notes issued by Postmedia Network Inc. (“PNI”) due August 2017 (the “First Lien Notes”); (ii) a meeting (the “Second Lien Noteholders’ Meeting”) of holders of the 12.50% senior secured notes issued by PNI due July 2018 (the “Second Lien Notes”); and (iii) a meeting (the “Shareholders’ Meeting”) of holders of the Company’s Class C voting shares and Class NC variable voting shares (collectively, the “Shares”), in each case to consider and vote upon a corporate plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) to implement the previously announced proposed recapitalization transaction (the “Recapitalization Transaction”).

The Meetings

The Meetings are scheduled to be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on September 7, 2016. The First Lien Noteholders’ Meeting is scheduled to begin at 9:00 a.m. (Toronto time), the Second Lien Noteholders’ Meeting is scheduled to begin at 9:30 a.m. (Toronto time) and the Shareholders’ Meeting is scheduled to begin at 10:00 a.m. (Toronto time).

Pursuant to the Interim Order, the record date for the Meetings is 5:00 p.m. (Toronto time) on August 5, 2016 (the “Record Date”). Holders of First Lien Notes (the “First Lien Noteholders”) and holders of the Second Lien Notes (the “Second Lien Noteholders”) as at the Record Date will be entitled to vote on the Plan of Arrangement at the applicable Meeting based on one vote per C$1,000 or US$1,000 principal amount of First Lien Notes or Second Lien Notes, respectively, held as at the Record Date. Holders of the Shares (the “Shareholders”) as at the Record Date will be entitled to vote on the Plan of Arrangement at the Shareholders’ Meeting based on one vote per Share held as at the Record Date.

The deadline for First Lien Noteholders, Second Lien Noteholders and Shareholders to submit their proxies or voting instructions in order to vote on the Plan of Arrangement and other items to be considered at the applicable Meeting is 12:00 p.m. (Toronto time) on September 2, 2016. Banks, brokers or other intermediaries that hold the First Lien Notes, Second Lien Notes or Shares on a securityholder’s behalf may have internal deadlines that require securityholders to submit their votes by an earlier date. Securityholders are encouraged to contact their intermediaries directly to confirm any such internal deadline.

To be approved, the Plan of Arrangement requires the affirmative vote of at least 66⅔% of the votes cast at each of the Meetings. If the Plan of Arrangement is not approved by the requisite majority at the Shareholders’ Meeting, the Plan of Arrangement will be deemed to be amended to remove the share consolidation contemplated pursuant to the Plan of Arrangement (the “Consolidation”) and shall only require approval by at least 66⅔% of votes cast by the First Lien Noteholders and Second Lien Noteholders at the applicable Meetings.

Amendments to Shareholder Rights Plan

At the Shareholders’ Meeting and the Second Lien Noteholders’ Meeting, Shareholders and Second Lien Noteholders will also be asked to consider and vote upon certain amendments to the Company’s shareholder rights plan (the “Shareholder Rights Plan”) to be effectuated in connection with, and conditional upon, the implementation of the Recapitalization Transaction. The proposed amendments to the Shareholder Rights Plan (the “Rights Plan Amendments”) are described in the Circular (as defined below) to be mailed out to Noteholders and Shareholders in connection with the Meetings.

To be approved, the Rights Plan Amendments require the affirmative vote by (i) a majority of votes cast at the Shareholders’ Meeting and Second Lien Noteholders’ Meeting, on a combined basis and (ii) a majority of votes cast at the Shareholders’ Meeting and Second Lien Noteholders’ Meeting, on a combined basis, without giving effect to votes cast by any person that will hold more than 20% of the total number of outstanding Shares upon completion of the Recapitalization Transaction. Shareholders as at the Record Date will be entitled to vote on the Rights Plan Amendments at the Shareholders’ Meeting based on one vote for every Share to be held upon implementation of the Plan of Arrangement based on Shares held as at the Record Date, and Second Lien Noteholders (except as described above) will be entitled to vote on the Rights Plan Amendments at the Second Lien Noteholders’ Meeting based on one vote for every Share to be held upon implementation of the Plan of Arrangement based on Second Lien Notes held as at the Record Date.

Information Circular

The information circular for the Meetings (the “Circular”) contains information regarding procedures for voting on the Plan of Arrangement and the Rights Plan Amendments and participating in the New Capital Offering (as defined below), as well as other background and material information regarding the Recapitalization Transaction and the Rights Plan Amendments. The Company expects the mailing of the Circular to begin on or about August 11, 2016. The Circular, the forms of proxies and the New Notes Second Lien Notes Participation Form (as defined below) will also be available as follows:

  on Postmedia’s website at www.postmedia.com;
  under Postmedia’s SEDAR profile at www.sedar.com; and
  through Kingsdale Shareholder Services by calling toll free at 1-866-581-0506 or 1-416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Any questions or requests for further information regarding voting at the Meetings or participation in the New Capital Offering should be directed to Kingsdale Shareholder Services at 1-866-581-0506 or 1-416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

Shareholder Consents

As part of the Recapitalization Transaction, Second Lien Noteholders will receive Variable Voting Shares, which, in the aggregate, will represent 98% of the Shares outstanding upon completion of the Recapitalization Transaction, in full settlement of all obligations outstanding under the Second Lien Notes (the “Second Lien Note Exchange Transaction”).

Under the rules of the Toronto Stock Exchange (“TSX”), shareholder approval is required for the Second Lien Note Exchange Transaction because the transaction will (i) result in PNCC issuing approximately 138 million Variable Voting Shares assuming a 100:1 Consolidation (or 13.8 billion Variable Voting Shares if the Consolidation does not occur) representing approximately 4,900% dilution of the existing Shares, which exceeds the 25% level of dilution above which the TSX requires shareholder approval, and (ii) materially affect control of PNCC (for purposes of the TSX rules), as certain individual funds for which Chatham Asset Management, LLC acts as investment advisor (which currently do not own any Shares) are expected to cumulatively own upon completion of the Recapitalization Transaction approximately 91 million Variable Voting Shares assuming a 100:1 Consolidation (or 9.1 billion Variable Voting Shares if the Consolidation does not occur), representing approximately 64.7% of the outstanding Shares on a post-Recapitalization Transaction basis (and, as the Variable Voting Shares, as a class, are entitled to 49.9% of the votes, representing approximately 32.3% of the voting rights of the Company), based on the Company’s current information on holdings of Second Lien Notes. As a result, Shareholder approval is required for the Second Lien Note Exchange Transaction. Such approval will be obtained by way of written consents in lieu of a meeting. For purposes of the written consents, the TSX has confirmed that approval is required from Shareholders owning more than 50% of the outstanding Shares. For such purposes, each Voting Share and Variable Voting Share will vote on the basis of one vote per Share (and for such purposes, Voting Shares, as a class, will not be entitled to 50.1% of the votes as contemplated in PNCC’s articles). As previously announced by the Company, certain holders of approximately 75% of the outstanding Shares have agreed to support the Recapitalization Transaction and, as such, these holders are expected to provide the required consents.

New Capital Offering

The Plan of Arrangement contemplates the offering by PNI (the “New Capital Offering”) of the U.S. dollar equivalent of C$110 million of new second lien notes (“New Second Lien Notes”) to eligible holders of the Second Lien Notes as of the Record Date. Details of the requirements for eligibility and process for participation in the New Capital Offering are set forth in the Circular and a New Second Lien Notes participation form (the “New Second Lien Notes Participation Form”), which will be included with the mailing of the Circular. Eligible Second Lien Noteholders who wish to participate in the New Capital Offering are required to return their duly completed New Second Lien Notes Participation Form to their intermediary at such deadline set by the intermediary to ensure that the intermediary can submit their medallion/signature guaranteed New Second Lien Notes Participation Form together with the aggregate subscription amounts for their underlying clients prior to the deadline for the submission of New Second Lien Notes Participation Forms to Kingsdale Shareholder Services. Intermediaries must submit a summary of all properly completed, duly executed and medallion/signature guaranteed New Second Lien Participation Forms together with such New Second Lien Participation Forms to Kingsdale Shareholder Services no later than 12:00 p.m. (Toronto time) on September 2, 2016. The New Second Lien Notes will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption therefrom.

Court Approval and Implementation

If the Plan of Arrangement is approved by the requisite majorities at the Meetings, the Company, PNI and PNI’s subsidiary, 9854711 Canada Limited, will attend a hearing before the Court currently scheduled for September 12, 2016 or such other date as may be set by the Court to seek Court approval of the Plan of Arrangement. If the approvals of the requisite majorities of stakeholders at the Meetings and of the Court are obtained, any other required approvals are obtained, and the other conditions to completion of the Recapitalization Transaction are satisfied or waived, it is expected that the Recapitalization Transaction will be completed on or about the end of September 2016.

About Postmedia

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Statements

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to: the implementation, completion and timing of the Recapitalization Transaction, including the Second Lien Note Exchange Transaction and New Capital Offering; and the anticipated consequences of the Recapitalization Transaction. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risk that the Recapitalization Transaction may not obtain the required approvals or be completed on the terms or on the timeline described in this press release or at all; the costs associated with the Recapitalization Transaction; and the risk that the anticipated benefits and consequences of the Recapitalization Transaction may not be achieved. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013 and in our annual information form dated November 25, 2015. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia Network Canada Corporation
Media:
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investors:
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com